Exhibit 99.1

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended

December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Buenos Aires, Argentina

March 17, 2015

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Marcelo de Nicola
      Marcelo de Nicola
      Partner

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,892,671 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

F-3

Adecoagro S.A.

Consolidated Statements of Financial Position

as of December 31, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2014	2013
ASSETS
Non-Current Assets
Property, plant and equipment, net	6	776,905	790,520
Investment property	7	6,675	10,147
Intangible assets, net	8	23,778	27,341
Biological assets	9	286,044	225,203
Investments in joint ventures	10	2,752	3,179
Deferred income tax assets	22	45,597	48,368
Trade and other receivables, net	13	50,590	53,252
Other assets		587	707
Total Non-Current Assets		1,192,928	1,158,717
Current Assets
Biological assets	9	55,188	66,941
Inventories	14	104,919	108,389
Trade and other receivables, net	13	164,526	141,180
Derivative financial instruments	12	7,966	4,102
Cash and cash equivalents	15	113,795	232,147
Total Current Assets		446,394	552,759
TOTAL ASSETS		1,639,322	1,711,476
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	17	183,573	183,573
Share premium	17	933,044	939,072
Cumulative translation adjustment		(395,804)	(311,807)
Equity-settled compensation		16,735	17,352
Cash flow hedge		(43,064)	(15,782)
Other reserves		—	(161)
Treasury shares		(2,840)	(961)
Reserve from the sale of non-controlling interests in subsidiaries		25,508	—
Retained earnings		45,644	43,018
Equity attributable to equity holders of the parent		762,796	854,304
Non-controlling interest		7,589	45
TOTAL SHAREHOLDERS EQUITY		770,385	854,349
LIABILITIES
Non-Current Liabilities
Trade and other payables	20	2,391	2,951
Borrowings	21	491,324	512,164
Deferred income tax liabilities	22	39,635	57,623
Payroll and social liabilities	23	1,278	1,458
Derivatives financial instruments		39	—
Provisions for other liabilities	24	2,013	2,293
Total Non-Current Liabilities		536,680	576,489
Current Liabilities
Trade and other payables	20	83,100	92,965
Current income tax liabilities		76	310
Payroll and social liabilities	23	27,315	26,139
Borrowings	21	207,182	147,967
Derivative financial instruments	12	13,860	12,600
Provisions for other liabilities	24	724	657
Total Current Liabilities		332,257	280,638
TOTAL LIABILITIES		868,937	857,127
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,639,322	1,711,476

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Adecoagro S.A.

Consolidated Statements of Income

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2014	2013	2012
Sales of manufactured products and services rendered	25	513,127	425,307	379,526
Cost of manufactured products sold and services rendered	26	(335,442)	(272,261)	(263,978)
Gross Profit from Manufacturing Activities		177,685	153,046	115,548
Sales of agricultural produce and biological assets	25	209,839	219,317	225,174
Cost of agricultural produce sold and direct agricultural selling expenses	26	(209,839)	(219,317)	(225,174)
Initial recognition and changes in fair value of biological assets and agricultural produce		27,145	(39,123)	16,643
Changes in net realizable value of agricultural produce after harvest		3,401	12,875	16,004
Gross Profit / (Loss) from Agricultural Activities		30,546	(26,248)	32,647
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		208,231	126,798	148,195
General and administrative expenses	26	(52,695)	(53,352)	(57,691)
Selling expenses	26	(78,864)	(68,069)	(58,602)
Other operating income, net	28	11,977	49,650	31,097
Share of loss of joint venture	10	(924)	(219)	—
Profit from Operations Before Financing and Taxation		87,725	54,808	62,999
Finance income	29	7,291	7,234	11,538
Finance costs	29	(86,472)	(98,916)	(66,654)
Financial results, net	29	(79,181)	(91,682)	(55,116)
Profit / (Loss) Before Income Tax		8,544	(36,874)	7,883
Income tax benefit / (expense)	22	(6,106)	9,277	5,436
Profit / (Loss) for the Year from Continuing Operations		2,438	(27,597)	13,319
Profit / (Loss) for the Year from discontinued operations		—	1,767	(4,040)
Profit / (Loss) for the Year		2,438	(25,830)	9,279

Attributable to:
Equity holders of the parent		2,518	(25,828)	9,397
Non-controlling interest		(80)	(2)	(118)

Earnings / (Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the year:
Basic earnings per share	30
From continuing operations		0.021	(0.226)	0.111
From discontinued operations		—	0.014	(0.034)
Diluted earnings per share	30
From continuing operations		0.021	(0.226)	0.111
From discontinued operations		—	0.014	(0.034)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Adecoagro S.A.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2014	2013	2012
Profit / (Loss) for the year	2,438	(25,830)	9,279
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(100,203)	(129,575)	(80,755)
Cash flow hedge	(27,287)	(15,787)	—
Other comprehensive (loss) for the year	(127,490)	(145,362)	(80,755)
Total comprehensive (loss) for the year	(125,052)	(171,192)	(71,476)

Attributable to:
Equity holders of the parent	(124,586)	(171,172)	(70,792)
Non-controlling interest	(466)	(20)	(684)

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	(124,586)	(172,939)	(66,701)
Discontinued operations	—	1,767	(4,091)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 18)	Retained Earnings	Subtotal	Non- controlling Interest	Total Shareholders’ Equity
Balance at December 31, 2011	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869
Profit for the year	—	—	—	—	—	—	9,397	9,397	(118)	9,279
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(80,189)	—	—	—	—	(80,189)	(566)	(80,755)
Total comprehensive loss for the year	—	—	(80,189)	—	—	—	9,397	(70,792)	(684)	(71,476)
Employee share options (Note 18):
- Value of employee services	—	—	—	265	—	—	—	265	2	267
- Exercised	49	263	—	(93)	—	—	—	219	(2)	217
- Forfeited	—	—	—	(82)	—	—	82	—	—	—
Restricted shares (Note 18):
- Value of employee services	—	—	—	3,847	—	—	—	3,847	24	3,871
- Vested	—	1,347	—	(1,516)	181	—	—	12	(12)	—
- Forfeited	—	—	—	—	2	(2)	—	—	—	—
Acquisition of non-controlling interest (Note 17)	2,482	12,717	(1,845)	225	(6)	—	671	14,244	(14,244)	—
Disposal of subsidiary (Nota 16)	—	—	(1,693)	—	—	—	—	(1,693)	(12)	(1,705)
Balance at December 31, 2012	183,331	940,332	-(182,929)	17,952	(349)	(6)	67,647	1,025,978	65	1,026,043

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares (Note 18)	Retained Earnings	Subtotal	Non- controlling Interest	Total Shareholders’ Equity
Balance at December 31, 2012	183,331	940,332	(182,929)	17,952	—	(349)	(6)	67,647	1,025,978	65	1,026,043
Loss for the year	—	—	—	—		—	—	(25,828)	(25,828)	(2)	(25,830)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(129,562)	—	—	—	—	—	(129,562)	(13)	(129,575)
Cash flow hedge (1)	—	—	—	—	(15,782)	—	—	—	(15,782)	(5)	(15,787)
Total comprehensive loss for the year	—	—	(129,562)	—	(15,782)	—	—	(25,828)	(171,172)	(20)	(171,192)
Employee share options (Note 18):
- Value of employee services	—	—	—	61	—	—	—	—	61	—	61
- Exercised	—	126	—	(52)	—	—	26	—	100	—	100
- Forfeited	—	—	—	(1,199)	—	—	—	1,199	—	—	—
Restricted shares (Note 18):
- Value of employee services	—	—	—	3,742	—	—	—	—	3,742	—	3,742
- Vested	242	2,721	—	(3,152)	—	179	10	—	—	—	—
- Forfeited	—	—	—	—	—	9	(9)	—	—	—	—
Purchase of own shares (Note 17)	—	(4,107)	—	—	—	—	(982)	—	(5,089)	—	(5,089)
Disposal of interest in joint ventures (Note 11)	—	—	684	—	—	—	—	—	684	—	684
Balance at December 31, 2013	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	43,018	854,304	45	854,349

(1) Net of US$ 8,347 of income tax.

The accompanying notes are an integral part of these consolidated financial statements.

F-8

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries (Note 14)	Retained Earnings	Subtotal	Non- controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2014	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	—	43,018	854,304	45	854,349
Profit (Loss) for the year	—	—	—	—	—	—	—	—	2,518	2,518	(80)	2,438
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(99,822)	—	—	—	—	—	—	(99,822)	(381)	(100,203)
Cash flow hedge	—	—	—	—	(27,282)	—	—	—	—	(27,282)	(5)	(27,287)
Total comprehensive income for the year	—	—	(99,822)	—	(27,282)	—	—	—	2,518	(124,586)	(466)	(125,052)

Employee share options (Note 18)
- Value of employee services	—	—	—	308	—	—	—	—	—	308	—	308
- Exercised	—	955	—	(326)	—	—	210	—	—	839	—	839
- Forfeited	—	—	—	(108)	—	—	—	—	108	—	—	—
Restricted shares (Note 18):										—		—
- Value of employee services	—	—	—	3,559	—	—	—	—	—	3,559	—	3,559
- Vested	—	3,444	—	(4,050)	—	160	446	—	—	—	—	—
- Forfeited	—	—	—	—	—	1	(1)	—	—	—	—	—
Purchase of own shares (Note 17)	—	(10,427)	—	—	—	—	(2,534)	—	—	(12,961)	—	(12,961)
Sale of non-controlling interests in subsidiaries (Note 16)	—	—	15,825	—	—	—	—	25,508	—	41,333	8,010	49,343
Balance at December 31, 2014	183,573	933,044	(395,804)	16,735	(43,064)	—	(2,840)	25,508	45,644	762,796	7,589	770,385

(*) Net of 14,149 of Income Tax.

The accompanying notes are an integral part of these consolidated financial statements.

F-9

Adecoagro S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2014	2013	2012
Cash flows from operating activities:
Profit / (Loss) for the year		2,438	(25,830)	9,279
Adjustments for:
Income tax expense / (benefit)		6,106	(9,277)	(5,436)
Depreciation	6	89,147	68,934	54,117
Amortization	8	509	468	351
Gain from disposal of farmlands and other assets	28	—	(26,434)	—
Gain from the disposal of other property items	28	(985)	(670)	(882)
Gain from the sale of subsidiaries	28	—	(1,967)	(27,513)
Equity settled share-based compensation granted	27	3,867	3,803	4,138
(Loss) / gain from derivative financial instruments and forwards	28,29	(6,548)	(266)	6,304
Interest and other financial expense, net	29	50,941	45,192	18,948
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5	15,783	53,456	13,335
Changes in net realizable value of agricultural produce after harvest (unrealized)	5	(1,134)	292	(2,024)
Provision and allowances		355	768	(2,020)
Share of loss from joint venture	10	924	(219)	—
Foreign exchange losses, net	29	9,246	21,087	24,801
Cash flow hedge – transfer from equity	29	12,031	2,560	—
Discontinued operations	11	—	(1,767)	4,040
Subtotal		182,680	130,130	97,438
Changes in operating assets and liabilities:
Increase in trade and other receivables		(38,622)	(35,464)	(39,163)
Increase in inventories		(22,027)	(27,624)	(3,794)
Increase in biological assets		(5,418)	(347)	(5,830)
Decrease in other assets		21	690	10
Increase / (Decrease) in derivative financial instruments		4,493	8,123	(1,467)
Increase in trade and other payables		6,390	23,718	15,309
Increase in payroll and social security liabilities		6,253	3,504	5,784
(Decrease) / Increase in provisions for other liabilities		(179)	(233)	132
Net cash generated from operating activities before taxes paid		133,591	102,497	68,419
Income tax paid		(458)	(417)	(596)
Net cash generated from operating activities		133,133	102,080	67,823

The accompanying notes are an integral part of these consolidated financial statements.

F-10

Adecoagro S.A.

Consolidated Statements of Cash Flows (Continued)

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2014	2013	2012
Cash flows from investing activities:
Purchases of property, plant and equipment	6	(207,712)	(128,726)	(218,770)
Purchases of intangible assets	8	(2,098)	(1,376)	(359)
Purchase of cattle and planting cost of non current biological assets		(110,998)	(96,487)	(82,612)
Interest received	29	7,068	6,882	11,249
Proceeds from sale of property, plant and equipment		1,024	2,594	851
Proceeds from sale of farmland and other assets	16	—	31,052	15,703
Proceeds from disposal of subsidiaries	16	1,318	12,078	10,208
Investment in joint ventures	10	(1,372)	(4,164)	—
Payment of seller financing arising on subsidiaries acquired		(684)	(1,555)	(33,485)
Proceeds from sales of financial assets	16	—	13,066	—
Discontinued operations	11	—	5,100	(3,000)
Net cash used in investing activities		(313,454)	(161,536)	(300,215)

Cash flows from financing activities:
Net proceeds from the sale of non-controlling interest in subsidiaries	16	49,343	—	—
Proceeds from equity settled shared-based compensation exercised		839	99	218
Proceeds from long-term borrowings	21	180,048	322,763	230,601
Payments of long-term borrowings	21	(177,027)	(113,750)	(79,781)
Interest paid		(48,899)	(45,972)	(34,587)
Proceeds from short-term borrowings	21	152,216	42,189	174,684
Payments of short-term borrowings	21	(70,239)	(95,556)	(157,627)
Purchase of own shares	17	(12,992)	(5,102)	—
Net cash generated from financing activities		73,289	104,671	133,508
Net (decrease) / increase in cash and cash equivalents		(107,032)	45,215	(98,884)
Cash and cash equivalents at beginning of year		232,147	218,809	330,546
Effect of exchange rate changes on cash and cash equivalents		(11,320)	(31,877)	(12,853)
Cash and cash equivalents at end of year		113,795	232,147	218,809

The accompanying notes are an integral part of these consolidated financial statements.

F-11

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 5 to these consolidated financial statements.

Adecoagro is a Public Company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These consolidated financial statements have been approved for issue by the Board of Directors on March 17, 2015.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	Basis of preparation and presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied.

The consolidated financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and biological assets and agricultural produce at the point of harvest measured at fair value.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The Group has revised its cash flow disclosures to present short-term borrowings activity on a gross basis.

(a) Standards, amendments and interpretations to existing standards effective and adopted by the Group in 2014

The following standards, amendments and interpretations to existing standards have been published and were mandatory for the Group as of January 1, 2014:

In December 2011, the IASB issued amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

In May 2013, the IASB issued amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13.

The accompanying notes are an integral part of these consolidated financial statements.

F-12

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation and presentation (continued)

In May 2013, the IASB issued IFRIC 21, ‘Levies’, which sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on 1 January 2014 are not material to the Group.

(b) Standards, amendments and interpretations to existing standards that are not yet effective

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group’s fiscal periods beginning after January 1, 2014 and which have not been early adopted by the Group:

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Group is currently assessing the impact IFRS 15 may have on the financial position and results of operations of the Group.

In June 2014, the IASB issued amendments to IAS 16 “Property, plant and equipment” and IAS 41 “Agriculture”, in relation to bearer plants. The amendments define a bearer plant and exclude them from the scope of IAS 41 and include them within the scope of IAS 16. The amendments shall be applied for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Group is currently analysing the resulting effects on the Group’s results of operations, financial position or cash flows.

In July 2014 the IASB published the final version of IFRS 9 Financial Instrument which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

The accompanying notes are an integral part of these consolidated financial statements.

F-13

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.2.	Scope of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the net income of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date that control commences and deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

Subsidiaries acquired exclusively with a view to resale are accounted for following the short-cut method under IFRS 5. At the acquisition date, the entity being disposed of is valued at fair value less costs to sell, and at each subsequent reporting date, it is remeasured at the lower of the initial carrying amount and the fair value less costs to sell. On the statement of financial position, the entity’s assets and liabilities are classified as held for sale and presented separately from other assets and liabilities. Subsidiaries acquired exclusively with a view to resale are classified as discontinued operations.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

The accompanying notes are an integral part of these consolidated financial statements.

F-14

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.2.	Scope of consolidation (continued)

(c) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d) Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income, respectively.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3.	Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. The Management Committee of the Group is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

2.4.	Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars, which is the Group’s presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, in the line Item “Finance income” or “Finance cost”, as appropriate.

The accompanying notes are an integral part of these consolidated financial statements.

F-15

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.4.	Foreign currency translation (continued)

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5.	Property, plant and equipment

Property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income when they are incurred.

Farmland is not depreciated. Depreciation on other assets is calculated using the straight-line method, to allocate their cost to their residual values over their estimated useful lives, as follows:

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

F-16

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.6.	Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business. Investment property is measured at cost less accumulated depreciation and any impairment losses if any. Rental income from investment property is recognized in the income statement on a straight line basis over the lease term.

2.7.	Leases

The Group classifies its leases at the inception as finance or operating leases. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included as “Borrowings” in the statement of financial position. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

2.8.	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is computed as the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date and is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position, whilst goodwill arising on the acquisition on joint ventures forms part of the carrying amount of the investments and tested for impairment as part of the overall balance.

Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 2.10).

2.9.	Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses, if any. These intangible assets comprise trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

2.10.	Impairment of assets

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 4 (b) for details).

The accompanying notes are an integral part of these consolidated financial statements.

F-17

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.10.	Impairment of assets (continued)

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

2.11.	Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane, coffee and livestock (growing herd and cattle for dairy production).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for dairy production. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

The Group presents long-term biological assets (sugarcane and coffee plantations) as non-current assets based on their nature, as capable of sustaining regular harvests in the long-term.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques.

The accompanying notes are an integral part of these consolidated financial statements.

F-18

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.11.	Biological assets (continued)

Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of the agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:

•	Growing crops:

Growing crops, for which biological transformation is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets

The fair value of growing crops excluding sugarcane and coffee is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•	Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs in the markets where the Group operates.

•	Coffee:

The coffee trees are accounted for as plantations and are generally felled after their optimum economic age for use has expired, generally 18 years.

Coffee trees, for which biological growth is not significant, are valued at cost, which approximates fair value. Expenditure on coffee trees planting includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others. When they have attained significant biological growth, they are valued at fair value through a discounted cash flow model. Revenues are based on estimated yearly coffee production volumes and the price is calculated as the average of daily prices for coffee future contracts (Coffee ICE-NY contracts) for a six months period. Projected costs include maintenance, pruning, land leasing, harvesting and coffee treatment. These estimates are discounted at an appropriate discount rate.

•	Sugarcane:

The fair value of sugarcane depends on the variety, location and maturity of the plantation. The sugarcanes are accounted for as plantations and are felled after their optimum economic age for use has expired, generally five years.

Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on sugarcane consists mainly of land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance, land leasing, harvesting and transportation. These estimates are discounted at an appropriate discount rate.

The accompanying notes are an integral part of these consolidated financial statements.

F-19

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.12.	Inventories

Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) are measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

2.13.	Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition (see Note 12).

(a) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.15.

(b) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. This right must not be contingent on future events and must be enforceable in any case.

The accompanying notes are an integral part of these consolidated financial statements.

F-20

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.14.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. The method of recognizing gains or losses on derivatives depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’. The Group designates certain derivatives as hedges of the foreign currency risk associated with highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the instruments that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The effective portion of the gain or loss on the instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within "Finance income” or “Finance cost”, as appropriate.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion is recognized in the statement of income within "Finance income” or “Finance cost”, as appropriate.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

2.15.	Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Such evidence includes significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

F-21

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.16.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

2.17.	Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.18.	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

2.19.	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.20.	Onerous contracts

The Group enters into contracts, which require the Group to sell commodities in accordance with the Group's expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

2.21.	Current and deferred income tax

The Group’s tax benefit or expense for each year comprises the charge for current tax payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) effective in the countries where the Group’s subsidiaries operate and generate taxable income..

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The accompanying notes are an integral part of these consolidated financial statements.

F-22

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.21.	Current and deferred income tax (continued)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

2.22.	Revenue recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 2.11 and 2.12 for additional details.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). Theses sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of risks and rewards vary depending on the individual terms of the contract of sale.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 10-year power agreement for the sale of electricity. The delivery period starts in May and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

2.23.	Farmlands sales

The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.

Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.

The accompanying notes are an integral part of these consolidated financial statements.

F-23

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.24.	Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations, or a subsidiary acquired exclusively with a view to resale, it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

2.25.	Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

2.26.	Equity-settled share-based payments

The Group issues equity settled share-based payments to certain directors, senior management and employees. Options under the awards are measured at fair value at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

2.27.	Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

3.	Financial risk management

Risk management principles and processes

The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate management of risk. This Committee has overall accountability for the identification and management of risk across the Group.

The accompanying notes are an integral part of these consolidated financial statements.

F-24

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The principal financial risks arising from financial instruments are raw material price risk, end-product price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in US dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group may transact in currencies other than the respective functional currencies of its subsidiaries mainly the US dollars. As such, these subsidiaries may hold US dollar denominated monetary balances at each year-end as indicated in the tables below.

The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following tables show the net monetary position of the respective subsidiaries within the Group categorized by functional currency. Non-US dollar amounts are presented in US dollars for purpose of these tables.

	2014
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(24,585)	—	—	—	(24,585)
Brazilian Reais	—	(348,760)	—	—	(348,760)
US Dollar	(55,098)	(241,033)	28,603	85,165	(182,363)
Uruguayan Peso	—	—	(753)	—	(753)
Total	(79,683)	(589,793)	27,850	85,165	(556,461)

	2013
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(45,397)	—	—	—	(45,397)
Brazilian Reais	—	(297,547)	—	—	(297,547)
US Dollar	(71,582)	(159,503)	27,759	110,533	(92,793)
Uruguayan Peso	—	—	(971)	—	(971)
Total	(116,979)	(457,050)	26,788	110,533	(436,708)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation of the US dollar against the respective functional currencies for the years ended December 31, 2014would have decreased the Group’s Profit Before Income Tax for the year. For the year ended December 31, 2013, the Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies would have increased the Group’s Loss Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

The accompanying notes are an integral part of these consolidated financial statements.

F-25

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

Net monetary position	Functional currency
	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
2014 US Dollar	(5,510)	(24,103)	2,860	—	(26,753)
2013 US Dollar	(7,158)	(15,951)	2,776	—	(20,333)

The tables above only consider the effect of a hypothetical appreciation / depreciation of the US dollars on the Group’s net financial position. A hypothetical appreciation / depreciation of the US dollar against the functional currencies of the Group’s subsidiaries has historically had a positive / negative effect, respectively, on the fair value of the Group’s biological assets and the end prices of the Group’s agriculture produce, both of which are generally linked to the US dollar.

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ US dollar foreign currency risks related to the operations in Brazil and to Argentine Peso/ US dollar foreign currency risks related to the operations in Argentina. As of December 31, 2014 and 2013, approximately 20.3% and 23.6%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

The Group has prepared formal documentation in order to support the designation above, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy objective and strategy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

The Company expects that the cash flows will occur and affect profit or loss between 2015 and 2020.

For the year ended December 31, 2014, a total amount before income tax of US$ 53,467 was recognized in other comprehensive income and an amount of US$ (12,031) loss was reclassified from equity to profit or loss within “Financial results, net”.

•	Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

The accompanying notes are an integral part of these consolidated financial statements.

F-26

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	End-product price risk

Prices for commodities products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group’s commercial team combines different actions to minimize price risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops, sugar and coffee  future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the statement of income.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any material losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

•	Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Group’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group's ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long-term financial facilities.

As of December 31, 2014, cash and cash equivalents of the Group totaled U$S 113.8 million, which could be used for managing liquidity risk.

The tables below analyzes the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

At 31 December 2014	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	73,247	583	1,582	226	75,638
Borrowings (excluding finance lease liabilities)	243,811	200,364	249,912	113,446	807,533
Finance leases	373	291	48	—	712
Derivative financial instruments	13,860	39	—	—	13,899
Total	331,291	201,277	251,542	113,672	897,782

The accompanying notes are an integral part of these consolidated financial statements.

F-27

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

At 31 December 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	86,962	587	2,091	268	89,908
Borrowings (excluding finance lease liabilities)	190,244	176,826	296,639	111,536	775,245
Finance leases	405	248	163	—	816
Derivative financial instruments	12,600	—	—	—	12,600
Total	290,211	177,661	298,893	111,804	878,569

•	Interest rate risk

The Group’s financing costs may be significantly affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in short-term, highly liquid investments that are readily convertible to known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's borrowings is set out in Note 21.

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases). These analyses are performed after giving effect to interest rate swaps.

The analysis for the year ended December 31, 2014 and 2013 is as follows:

	2014
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	14,799	—	—	14,799
Brazilian Reais	—	233,315	—	233,315
US Dollar	27,625	48,003	12,005	87,633
Subtotal Fixed-rate borrowings	42,424	281,318	12,005	335,747
Variable rate:
Brazilian Reais	—	129,418	—	129,418
US Dollar	26,226	206,535	—	232,761
Subtotal Variable-rate borrowings	26,226	335,953	—	362,179
Total borrowings as per analysis	68,650	617,271	12,005	697,926
Finance leases	580	—	—	580
Total borrowings as per statement of financial position	69,230	617,271	12,005	698,506

The accompanying notes are an integral part of these consolidated financial statements.

F-28

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

	2013
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	30,426	—	—	30,426
Brazilian Reais	—	184,958	—	184,958
US Dollar	35,279	15,424	15	50,718
Subtotal Fixed-rate borrowings	65,705	200,382	15	266,102
Variable rate:
Brazilian Reais	—	187,071	—	187,071
US Dollar	38,351	167,868	—	206,219
Subtotal Variable-rate borrowings	38,351	354,939	—	393,290
Total borrowings as per analysis	104,056	555,321	15	659,392
Finance leases	710	29	—	739
Total borrowings as per statement of financial position	104,766	555,350	15	660,131

For the years ended December 31, 2014, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit Before Income Tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

For the year ended December 31, 2013, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Loss Before Income Tax for the year would have increased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income.

	2014
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,294)	—	(1,294)
US Dollar	(262)	(2,066)	—	(2,328)
Total effects on Profit Before Income Tax	(262)	(3,360)	—	(3,622)

	2013
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,871)	—	(1,871)
US Dollar	(384)	(1,679)	—	(2,063)
Total effects on Profit Before Income Tax	(384)	(3,550)	—	(3,934)

The accompanying notes are an integral part of these consolidated financial statements.

F-29

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

•	Credit risk

The Group’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group..

The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2014 and 2013, more than 94% and 78%, respectively, of the Group’s sales of crops were sold to 41 and 35 well-known customers (both multinational and local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 15 and 21 customers, which represented 79% and 94% of total sales of ethanol for the years ended December 31, 2014 and 2013, respectively. Approximately 96% and 83% of the Group’s sales of sugar were concentrated in 6 well-known traders for the years ended December 31, 2014 and 2013, respectively. The remaining 25% and 17%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2014 and 2013, energy sales are 86% and 95% concentrated in 5 and 4 major customers. In the dairy segment, 72% and 55% of the sales were concentrated in 9 and 4 well-known customers in 2014 and 2013, respectively.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 13 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 13.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. As of December 31, 2014 and 2013, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2014 and 2013, 2 and 7 banks (primarily HSBC and Rabobank) accounted for more than 87% and 85%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2014, the Group invested in fixed-term bank deposits with mainly two banks (Banco do Brasil and ABC Brasil) and also entered into derivative contracts (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 15.

The accompanying notes are an integral part of these consolidated financial statements.

F-30

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty's relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty's obligations exceed the obligations with that counterparty.

Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings (see Note 12 for details).  The Group arranged interest rate swaps with Rabobank, BGT Pactual, HSBC and Votorantim in Brazil and Rabobank in Argentina. The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well-rated brokers. Management does not expect any counterparty to fail to meet its obligations.

•	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2014, the strategy was to maintain the gearing ratio within 0.18 to 0.50, as follows:

	2014	2013
Total Debt	698,506	660,131
Total Equity	770,385	854,349
Total Capital	1,468,891	1,514,480
Gearing Ratio	0.48	0.44

•	Derivative financial instruments

As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. The primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to manage the currency composition of its cash and cash equivalents; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than BBB+. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

The accompanying notes are an integral part of these consolidated financial statements.

F-31

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪	Futures/ options

As of December 31, 2014:

	2014
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	192	28,269	(2,556)	(2,556)
Soybean	231	71,207	(439)	(439)
Wheat	20	3,879	(244)	(244)
Sugar	155,103	58,965	5,691	(3,814)
Options:
Buy put
Corn	16	780	437	(343)
Sugar	50,803	18,028	681	(693)
Sell call
Corn	13	(360)	(289)	71
Total	206,378	180,768	3,281	(8,018)

As of December 31, 2013:

	2013
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	19	3,054	22	22
Soybean	74	26,092	310	310
Wheat	89	15,883	859	859
Sugar	138	53,518	2,187	2,187
OTC:
Soybean	14	6,400	190	190
Options:
Buy put
Soybean	38	348	534	186
Sell call
Soybean	1	(7)	(7)	—
Sell put
Soybean	51	(160)	(190)	(30)
Total	424	105,128	3,905	3,724

(*) Included in the line item “Gain from commodity derivative financial instruments” of Note 28.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these consolidated financial statements.

F-32

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

▪	Floating-to-fixed interest rate swaps

In May 2012, the Group entered into a US$ 60 million floating-to-fixed interest rate forward swap expiring November 15, 2016 expecting to hedge against the variability of the cash flows of the new IDB Tranche B facility (see Note 21). The redefined facility comprises a five-year US$ 60 million loan bearing interest at 180-day LIBOR plus 4.45% per annum (fixed interest rate: 5.70%).

The Group did not apply hedge accounting to any of these agreements. As of December 31, 2014 and 2013, the Group recorded a liability of US$ 0.07 million and US$ 0.60 million, respectively, the estimated fair value of the outstanding swaps at those dates.

▪	Foreign currency fixed-to-floating interest rate swap

In August and September 2012 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Deutsche Bank in an aggregate amount of US$ 30 million (US$ 15 million per month). In those operations Adecoagro Vale do Ivinhema receives exchange variation plus 4.37% per year, and pays CDI (an interbank floating interest rate in Reais) plus 2% per year, and at the same time convert the currency interest payment into Reais at a fixed exchange rate. The Group did not apply hedge accounting to this instrument. This swap expired on June 2013.

▪	Foreign currency floating-to-fixed interest rate swap

In June 2012 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 230 million syndicated loan with Rabobank International Brasil, BGT Pactual, HSBC and Votorantim. The loan bears interest at a variable rate of CDI plus 3.60% per annum. At same moment and with same banks, the Company entered into a swap operation, which intention is to effectively convert the  principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in US$, plus a fixed rate of 7.70% per annum. The swap expires according to the due dates of the loan, until December 2015. As of December 31, 2014 and 2013, the Group recorded a liability of US$ 9.44 and US$ 10.06 million representing the estimated fair value of the swap as of that date.

▪	Currency forward

During the years ended December 31, 2014, 2013 and 2012, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the US Dollar for a total aggregate amount of US$ 25.5 million, US$ 12.5 million, and US$ 56.9 million, respectively. The currency forward contract entered in 2014 and outstanding as of December 31, 2014 has maturity date in January 2015. The outstanding contracts resulted in recognition of a gain of US$ 0.2 million in 2014 and of a loss of US$ 3.1 million in 2013. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

During the year ended on December 2014, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinean peso against US Dollar for a total notional amount of US$ 26.7 million. The currency forward contracts maturity date is between April 2014 and October 2014. The outstanding contracts resulted in the recognition of a loss/gain amounting to US$ 0.48 million in 2014. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

During the year ended on December 2014, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 9,5 million. The currency forward contracts maturity date is between March 2015 and June 2015. The outstanding contracts resulted in the recognition of a loss/gain amounting to US$ 0.3 million in 2014. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

F-33

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a) Business combinations – purchase price allocation

Accounting for business combinations requires the allocation of the Group's purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(b) Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

The accompanying notes are an integral part of these consolidated financial statements.

F-34

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Based on these criteria, management identified a total amount of thirty-eight CGUs as of September 30, 2014 and forty-one CGUs as of September 30, 2013.

As of September 30, 2014 and 2013, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2014 and 2013:

As of September 30, 2014, the Group identified 10 CGUs in Argentina and Uruguay (2013: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 10 CGUs (2013: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2014	September 30, 2013
La Carolina / Crops / Argentina	20	30
La Carolina / Cattle / Argentina	76	111
El Orden / Crops / Argentina	75	109
El Orden / Cattle / Argentina	43	63
La Guarida / Crops / Argentina	1,152	1,677
La Guarida / Cattle / Argentina	182	265
Los Guayacanes / Crops / Argentina	929	1,349
Doña Marina / Rice / Argentina	3,275	4,765
Huelen / Crops / Argentina	3,669	5,339
El Colorado / Crops / Argentina	1,852	2,694
Closing net book value of goodwill allocated to CGUs tested (Note 8)	11,273	16,402
Closing net book value of PPE items and other assets allocated to CGUs tested	55,014	80,385
Total assets allocated to CGUs tested	66,287	96,787

The accompanying notes are an integral part of these consolidated financial statements.

F-35

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2014 and 2013.

CGUs tested based on a value-in-use model at September 30, 2014 and 2013:

As of September 30, 2014, the Group identified 3 CGUs (2013: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2014	September 30, 2013
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Cover 8 years for AVI	Covers 8 years for AVI
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	3% per annum
Future cost increases	3% per annum	3% per annum
Discount rates	7%	7,65%
Perpetuity growth rate	4,5%	4,5%

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2014	September 30, 2013
AVI / Sugar, Ethanol and Energy	6,479	7,121
UMA / Sugar, Ethanol and Energy	2,430	2,671
UMA (f.k.a. Alfenas Café Ltda) / Coffee	913	1,017
Closing net book value of goodwill allocated to CGUs tested (Note 8)	9,822	10,809
Closing net book value of PPE items and other assets allocated to CGUs tested	609,266	559,332
Total assets allocated to 3 CGUs tested	619,088	570,141

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2014 and 2013.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions (10%) would cause the carrying value of these CGU’s to exceed the recoverable amount.

The accompanying notes are an integral part of these consolidated financial statements.

F-36

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

(c) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 2.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value (see Note 9).

(d) Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

(e) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. (see Note 22 for details).

The accompanying notes are an integral part of these consolidated financial statements.

F-37

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. As from January 1, 2014 the Group’s management does not consider its Coffee and Cattle businesses to be of continuing significance and they do not meet the quantitative threshold for disclosure. The Coffee and Cattle businesses are now presented within “Farming – All Other Segments” and prior year disclosures have been recast to conform to this presentation.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ is further comprised of five reportable segments:

▪	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk,

▪	The Group’s ‘All Other Segments’ consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these consolidated financial statements.

F-38

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2014

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of manufactured products and services rendered	189	101,336	2,948	1,525	105,998	407,129	—	—	513,127
Cost of manufactured products sold and services rendered	—	(81,853)	(3,014)	(842)	(85,709)	(249,733)	—	—	(335,442)
Gross Profit from Manufacturing Activities	189	19,483	(66)	683	20,289	157,396	—	—	177,685
Sales of agricultural produce and biological assets	177,473	2,346	30,020	—	209,839	—	—	—	209,839
Cost of agricultural produce sold and direct agricultural selling expenses	(177,473)	(2,346)	(30,020)	—	(209,839)	—	—	—	(209,839)
Initial recognition and changes in fair value of biological assets and agricultural produce	40,267	8,559	9,891	179	58,896	(31,751)	—	—	27,145
Changes in net realizable value of agricultural produce after harvest	3,401	—	—	—	3,401	—	—	—	3,401
Gross Profit / (loss) from Agricultural Activities	43,668	8,559	9,891	179	62,297	(31,751)	—	—	30,546
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	43,857	28,042	9,825	862	82,586	125,645	—	—	208,231
General and administrative expenses	(4,343)	(3,218)	(1,554)	(166)	(9,281)	(22,054)	—	(21,360)	(52,695)
Selling expenses	(4,201)	(14,367)	(596)	(29)	(19,193)	(57,815)	—	(1,856)	(78,864)
Other operating income, net	356	480	437	(190)	1,083	10,911	—	(17)	11,977
Share of loss of joint ventures	(924)	—	—	—	(924)	—	—	—	(924)
Profit / (loss) from Operations Before Financing and Taxation	34,745	10,937	8,112	477	54,271	56,687	—	(23,233)	87,725

Reserve from the sale of non-controlling interests in subsidiaries (see Note 16)	—	—	—	—	—	—	25,508	—	25,508
Depreciation and amortization	(1,926)	(3,261)	(1,551)	(398)	(7,136)	(82,520)	—	—	(89,656)
Initial recognition and changes in fair value of biological assets (unrealized)	(912)	(3,571)	1,127	542	(2,814)	(14,325)	—	—	(17,139)
Initial recognition and changes in fair value of agricultural produce (unrealized)	3,737	1,231	—	(363)	4,605	(3,249)	—	—	1,356
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	37,442	10,899	8,764	—	57,105	(14,177)	—	—	42,928
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,134	—	—	—	1,134	—	—	—	1,134
Changes in net realizable value of agricultural produce after harvest (realized)	2,267	—	—	—	2,267	—	—	—	2,267

Property, plant and equipment, net	118,865	45,960	15,711	15,045	195,581	581,324	—	—	776,905
Investment property	—	—	—	6,675	6,675	—	—	—	6,675
Goodwill	7,241	3,228	—	1,482	11,951	8,221	—	—	20,172
Biological assets	31,012	23,875	9,182	2,193	66,262	274,970	—	—	341,232
Investment in joint ventures	2,752	—	—	—	2,752	—	—	—	2,752
Inventories	37,056	11,077	2,619	—	50,752	54,167	—	—	104,919
Total segment assets	196,926	84,140	27,512	25,395	333,973	918,682	—	—	1,252,655
Borrowings	68,460	13,215	3,647	1,805	87,127	611,379	—	—	698,506
Total segment liabilities	68.460	13.215	3.647	1,805	87,127	611,379	—	—	698,506

The accompanying notes are an integral part of these consolidated financial statements.

F-39

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2013

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of manufactured products and services rendered	510	104,576	—	3,237	108,323	316,984	—	—	425,307
Cost of manufactured products sold and services rendered	—	(84,654)	—	(89)	(84,743)	(187,518)	—	—	(272,261)
Gross Profit from Manufacturing Activities	510	19,922	—	3,148	23,580	129,466	—	—	153,046
Sales of agricultural produce and biological assets	184,607	2,517	30,661	1,055	218,840	477	—	—	219,317
Cost of agricultural produce sold and direct agricultural selling expenses	(184,607)	(2,517)	(30,661)	(1,055)	(218,840)	(477)	—	—	(219,317)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,356	8,339	7,761	(8,599)	31,857	(70,980)	—	—	(39,123)
Changes in net realizable value of agricultural produce after harvest	12,607	—	—	121	12,728	147	—	—	12,875
Gross Profit / (loss) from Agricultural Activities	36,963	8,339	7,761	(8,478)	44,585	(70,833)	—	—	(26,248)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,473	28,261	7,761	(5,330)	68,165	58,633	—	—	126,798
General and administrative expenses	(4,101)	(4,424)	(1,087)	(1,119)	(10,731)	(19,434)	—	(23,187)	(53,352)
Selling expenses	(6,236)	(16,104)	(454)	(497)	(23,291)	(44,571)	—	(207)	(68,069)
Other operating income, net	7,632	438	494	(292)	8,272	13,290	28,172	(84)	49,650
Share of loss of joint ventures	(219)	—	—	—	(219)	—	—	—	(219)
Profit / (loss) from Operations Before Financing and Taxation	34,549	8,171	6,714	(7,238)	42,196	7,918	28,172	(23,478)	54,808

Profit from discontinued operations	—	—	1,767	—	1,767	—	—	—	1,767
Depreciation and amortization	(2,171)	(4,731)	(1,086)	(464)	(8,452)	(59,980)	—	—	(68,432)
Initial recognition and changes in fair value of biological assets (unrealized)	894	2,211	(234)	(8,121)	(5,250)	(47,341)	—	—	(52,591)
Initial recognition and changes in fair value of agricultural produce (unrealized)	3,956	669	—	(211)	4,414	(5,279)	—	—	(865)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	19,506	5,459	7,995	(267)	32,693	(18,360)	—	—	14,333
Changes in net realizable value of agricultural produce after harvest (unrealized)	(292)	—	—	—	(292)	—	—	—	(292)
Changes in net realizable value of agricultural produce after harvest (realized)	12,899	—	—	121	13,020	147	—	—	13,167

Property, plant and equipment, net	157,664	55,411	20,097	10,333	243,505	547,015	—	—	790,520
Investment property	—	—	—	10,147	10,147	—	—	—	10,147
Goodwill	9,956	4,233	—	1,367	15,556	9,313	—	—	24,869
Biological assets	35,982	30,596	9,450	2,340	78,368	213,776	—	—	292,144
Investment in joint ventures	3,179	—	—	—	3,179	—	—	—	3,179
Inventories	27,240	10,128	1,563	213	39,144	69,245	—	—	108,389
Total segment assets	234,021	100,368	31,110	24,400	389,899	839,349	—	—	1,229,248
Borrowings	68,886	41,906	10,477	—	121,269	538,862	—	—	660,131
Total segment liabilities	68,886	41,906	10,477	—	121,269	538,862	—	—	660,131

The accompanying notes are an integral part of these consolidated financial statements.

F-40

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2012

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of manufactured products and services rendered	589	92,438	—	4,390	97,417	282,109	—	—	379,526
Cost of manufactured products sold and services rendered	—	(78,617)	—	(230)	(78,847)	(185,131)	—	—	(263,978)
Gross Profit from Manufacturing Activities	589	13,821	—	4,160	18,570	96,978	—	—	115,548
Sales of agricultural produce and biological assets	195,617	1,466	18,868	9,000	224,951	223	—	—	225,174
Cost of agricultural produce sold and direct agricultural selling expenses	(195,617)	(1,466)	(18,868)	(9,000)	(224,951)	(223)	—	—	(225,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	35,471	6,463	2,060	(4,327)	39,667	(23,024)	—	—	16,643
Changes in net realizable value of agricultural produce after harvest	15,850	—	—	154	16,004	—	—	—	16,004
Gross Profit / (loss) from Agricultural Activities	51,321	6,463	2,060	(4,173)	55,671	(23,024)	—	—	32,647
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	51,910	20,284	2,060	(13)	74,241	73,954	—	—	148,195
General and administrative expenses	(4,436)	(4,072)	(906)	(1,105)	(10,519)	(22,239)	—	(24,933)	(57,691)
Selling expenses	(5,904)	(16,157)	(319)	(364)	(22,744)	(35,690)	—	(168)	(58,602)
Other operating income, net	(9,330)	1,065	22	2,371	(5,872)	9,797	27,513	(341)	31,097
Profit / (loss) from Operations Before Financing and Taxation	32,240	1,120	857	889	35,106	25,822	27,513	(25,442)	62,999

Loss from discontinued operations	—	—	(4,040)	—	(4,040)	—	—	—	(4,040)
Depreciation and amortization	(2,073)	(3,823)	(896)	(776)	(7,568)	(46,900)	—	—	(54,468)
Initial recognition and changes in fair value of biological assets (unrealized)	6,169	4,352	115	(2,615)	8,021	(24,783)	—	—	(16,762)
Initial recognition and changes in fair value of agricultural produce (unrealized)	4,803	—	—	(1,581)	3,222	205	—	—	3,427
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,499	2,111	1,945	(131)	28,424	1,554	—	—	29,978
Changes in net realizable value of agricultural produce after harvest (unrealized)	877	—	—	1,147	2,024	—	—	—	2,024
Changes in net realizable value of agricultural produce after harvest (realized)	14,973	—	—	(993)	13,980	—	—	—	13,980

The accompanying notes are an integral part of these consolidated financial statements.

F-41

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Total segment assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in CHS S.A. is allocated to the ‘Crops’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2014	2013
Total reportable assets as per Segment Information	1,252,655	1,229,248
Intangible assets (excluding goodwill)	3,606	2,472
Deferred income tax assets	45,597	48,368
Trade and other receivables	215,116	194,432
Other assets	587	707
Derivative financial instruments	7,966	4,102
Cash and cash equivalents	113,795	232,147
Total assets as per the Statement of Financial Position	1,639,322	1,711,476

Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.

Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2014	2013
Total reportable liabilities as per Segment Information	698,506	660,131
Trade and other payables	85,491	95,916
Deferred income tax liabilities	39,635	57,623
Payroll and social liabilities	28,593	27,597
Provisions for other liabilities	2,737	2,950
Current income tax liabilities	76	310
Derivative financial instruments	13,899	12,600
Total liabilities as per the Statement of Financial Position	868,937	857,127

Non-current assets and net revenue and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue and fair value gains and losses are allocated according to the location of the respective operations.

The accompanying notes are an integral part of these consolidated financial statements.

F-42

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2014:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	163,382	604,791	8,732	776,905
Investment property	6,675	—	—	6,675
Goodwill	11,096	9,076	—	20,172
Investment in joint ventures	2,752	—	—	2,752
Non-current portion of biological assets	8,881	277,163	—	286,044

Initial recognition and changes in fair value of biological assets and agricultural produce	57,368	(31,028)	805	27,145
(Loss) Gain from changes in net realizable value of agricultural produce after harvest	1,629	(345)	2,117	3,401
Sales of manufactured products sold and services rendered	59,499	310,370	143,258	513,127
Sales of agricultural produce and biological assets	133,373	18,199	58,267	209,839

As of and for the year ended December 31, 2013:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	206,852	573,675	9,993	790,520
Investment property	10,147	—	—	10,147
Goodwill	14,579	10,290	—	24,869
Investment in joint ventures	3,179	—	—	3,179
Non-current portion of biological assets	9,483	215,720	—	225,203

Initial recognition and changes in fair value of biological assets and agricultural produce	33,640	(76,511)	3,748	(39,123)
Gain from changes in net realizable value of agricultural produce after harvest	12,850	(40)	65	12,875
Sales of manufactured products sold and services rendered	108,281	312,607	4,419	425,307
Sales of agricultural produce and biological assets	190,391	16,459	12,467	219,317

The accompanying notes are an integral part of these consolidated financial statements.

F-43

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2012:

	Argentina	Brazil	Uruguay	Total
Initial recognition and changes in fair value of biological assets and agricultural produce	39,475	(25,002)	2,170	16,643
Gain from changes in net realizable value of agricultural produce after harvest	16,190	(31)	(155)	16,004
Sales of manufactured products sold and services rendered	96,945	282,536	45	379,526
Sales of agricultural produce and biological assets	178,990	31,956	14,228	225,174

The accompanying notes are an integral part of these consolidated financial statements.

F-44

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2014 and 2013 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At January 1, 2013
Cost	284,281	13,386	201,885	363,136	4,115	4,427	223,239	1,094,469
Accumulated depreciation	—	(4,869)	(52,999)	(150,495)	(2,522)	(2,687)	—	(213,572)
Net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Year ended December 31, 2013
Opening net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Exchange differences	(59,531)	(1,826)	(22,513)	(25,973)	(179)	(365)	(30,042)	(140,429)
Additions	—	194	9,896	46,621	1,387	326	72,055	130,479
Transfers from investment property (Note 7)	1,664	—	—	—	—	—	—	1,664
Transfers	(12)	4,012	87,049	116,565	67	(8)	(207,673)	—
Disposals	(7,638)	(20)	(615)	(2,156)	(16)	(35)	—	(10,480)
Disposals of subsidiaries	(1,921)	—	(373)	—	—	—	—	(2,294)
Reclassification to non-income tax credits (*)	—	—	(837)	454	—	—	—	(383)
Depreciation (Note 26)	—	(2,025)	(15,031)	(50,242)	(1,162)	(474)	—	(68,934)
Closing net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520

The accompanying notes are an integral part of these consolidated financial statements.

F-45

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At December 31, 2013
Cost	216,843	15,746	274,492	498,647	5,374	4,345	57,579	1,073,026
Accumulated depreciation	—	(6,894)	(68,030)	(200,737)	(3,684)	(3,161)	—	(282,506)
Net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520
Year ended December 31, 2014
Opening net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520
Exchange differences	(43,494)	(1,981)	(28,610)	(38,016)	(271)	(251)	(18,099)	(130,722)
Additions	—	—	20,296	70,632	1,650	618	116,366	209,562
Transfers from investment property (Note 7)	1,071	—	—	—	—	—	—	1,071
Transfers	—	90	19,129	12,103	1,333	—	(32,655)	—
Disposals	—	—	(11)	(769)	(26)	(29)	—	(835)
Reclassification to non-income tax credits (*)	—	—	(302)	(1,197)	—	—	(3,015)	(4,514)
Depreciation (Note 26)	—	(1,560)	(22,193)	(63,077)	(1,005)	(342)	—	(88,177)
Closing net book amount	174,420	5,401	194,771	277,586	3,371	1,180	120,176	776,905
At December 31, 2014
Cost	174,420	13,855	284,994	541,400	8,060	4,683	120,176	1,147,588
Accumulated depreciation	—	(8,454)	(90,223)	(263,814)	(4,689)	(3,503)	—	(370,683)
Net book amount	174,420	5,401	194,771	277,586	3,371	1,180	120,176	776,905

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2014, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these consolidated financial statements.

F-46

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 85,875; US$ 61,109 and US$ 47,935 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2014, 2013 and 2012, respectively. An amount of US$ 2,693; US$ 6,352 and; US$ 5,557 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2014, 2013 and 2012, respectively. An amount of US$ 1,088; US$ 503 and US$ 625 of depreciation charges are included in “Selling expenses” for the years ended December 31, 2014, 2013 and 2012, respectively. An amount of US$ nil; US$ 970 and US$ nil of depreciation charges were not charged to the statement of income and were capitalized in “Inventories” for the years ended December 31, 2014, 2013 and 2012, respectively.

During the year ended December 31, 2014, borrowing costs of US$ 6,864 (2013: US$ 10,074) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 565,500 as of December 31, 2014 (2013: US$ 488,674).

Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases.

7.	Investment property

Changes in the Group’s investment property in 2014 and 2013 were as follows:

	2014	2013
Beginning of the year	10,147	15,542
Transfers (i)	(1,071)	(1,664)
Exchange difference	(2,401)	(3,731)
End of the year	6,675	10,147
Cost	6,675	10,147
Accumulated depreciation	—	—
Net book amount	6,675	10,147

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2014	2013	2012
Rental income	1,523	3,446	4,735

(i)    Transferred to property, plant and equipment in 2014 and 2013. Relates to finalization of contracts with third parties.

As of December 31, 2014, the fair value (level 3) of investment property was US$ 48 million (2013: US$ 58 million).

The accompanying notes are an integral part of these consolidated financial statements.

F-47

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in 2014 and 2013 were as follows:

	Goodwill	Trademarks	Software	Others	Total
At January 1, 2013
Cost	31,100	2,602	1,062	83	34,847
Accumulated amortization	—	(1,246)	(721)	—	(1,967)
Net book amount	31,100	1,356	341	83	32,880
Year ended December 31, 2013
Opening net book amount	31,100	1,356	341	83	32,880
Exchange differences	(6,231)	(76)	(129)	(11)	(6,447)
Additions	—	—	1,319	57	1,376
Amortization charge (i) (Note 26)	—	(151)	(188)	(129)	(468)
Closing net book amount	24,869	1,129	1,343	—	27,341
At December 31, 2013
Cost	24,869	2,526	2,252	129	29,776
Accumulated amortization	—	(1,397)	(909)	(129)	(2,435)
Net book amount	24,869	1,129	1,343	—	27,341
Year ended December 31, 2014
Opening net book amount	24,869	1,129	1,343	—	27,341
Exchange differences	(4,697)	(28)	(422)	(5)	(5,152)
Additions	—	—	2,080	18	2,098
Amortization charge (i) (Note 26)	—	(142)	(367)	—	(509)
Closing net book amount	20,172	959	2,634	13	23,778
At December 31, 2014
Cost	20,172	2,498	3,910	142	26,722
Accumulated amortization		(1,539)	(1,276)	(129)	(2,944)
Net book amount	20,172	959	2,634	13	23,778
	—	(142)	(367)	—	(509)

(i)    An amount of US$ 367 and US$ 188 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2014 and 2013, respectively. An amount of US$ 142 and US$ 280 of amortization charges are included in “Selling expenses” for the years ended December 31, 2014 and 2013, respectively. There were no impairment charges for any of the years presented (see Note 4 (b)).

9.	Biological assets

Changes in the Group’s biological assets in 2014 and 2013 were as follows:

	2014	2013
Beginning of the year	292,144	298,136
Increase due to purchases	526	729
Initial recognition and changes in fair value of biological assets (i)	27,145	(39,123)
Decrease due to harvest	(363,225)	(325,032)
Decrease due to disposals	(2,553)	(11,106)
Decrease due to sales of agricultural produce	(27,467)	(28,384)
Costs incurred during the year	466,233	441,881
Exchange differences	(51,571)	(44,957)
End of the year year	341,232	292,144

The accompanying notes are an integral part of these consolidated financial statements.

F-48

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

(i)    Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ (21,681) for the year ended December 31, 2014 (2013: US$ (71,818); 2012: US$ 25,291). In 2014, an amount of US$ 32,394 (2013:
US$ (29,781); 2012: US$ (21,984)) was attributable to price changes, and an amount of US$ (54,075) (2013: US$ (42,037); 2012: US$ (3,307)) was attributable to physical changes.

Biological assets in 2014 and 2013 were as follows:

	2014	2013
Non-current
Cattle for dairy production (i)	8,856	9,450
Other cattle (ii)	25	33
Sown land – coffee (iii) (iv)	2,193	1,944
Sown land – sugarcane (iii) (iv)	274,970	213,776
	286,044	225,203
Current
Other cattle (iv)	301	363
Sown land – crops (ii)	31,012	35,982
Sown land – rice (ii)	23,875	30,596
	55,188	66,941
Total biological assets	341,232	292,144

(i)        Classified as bearer and mature biological assets.

(ii)       Classified as consumable and immature biological assets.

(iii)      Classified as bearer and immature biological assets.

(iv)     As of December 31, 2014, and amount of US$ 301 (2013: 363) was classified as consumable and mature biological assets, and an amount of US$ 277,163 (2013: 215,720) was classified as consumable and immature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to
US$ 197,590 for the year ended December 31, 2014 (2013: US$ 169,614; 2012: US$ 304,221).

The following table presents the Group´s biological assets that are measured at fair value at December 31, 2014:

	2014
	Level 2	Level 3	Total
Cattle for dairy production	8,856	—	8,856
Other cattle	326	—	326
Sown land – coffee	—	2,193	2,193
Sown land – sugarcane	—	274,970	274,970
Sown land – crops	—	31,012	31,012
Sown land – rice	—	23,875	23,875

The accompanying notes are an integral part of these consolidated financial statements.

F-49

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

	2013
	Level 2	Level 3	Total
Cattle for dairy production	9,450	—	9,450
Other cattle	396	—	396
Sown land – coffee	—	1,944	1,944
Sown land – sugarcane	—	213,776	213,776
Sown land – crops	—	35,982	35,982
Sown land – rice	—	30,596	30,596

There were no transfers between any levels during the year. There were no Biological assets valued under Level 1.

The movement in the fair value of the assets within level 3 of the hierarchy is as follows for the years ended December 31, 2014 and 2013:

	2014
	Sown land – coffee	Sown land – sugarcane	Sown land – crops	Sown land – rice
Beginning of the year	1,944	213,776	35,982	30,596
Initial recognition and changes in fair value of biological assets (i)	179	(31,751)	40,267	8,559
Decrease due to harvest	—	(180,697)	(132,216)	(50,313)
Costs incurred during the year	363	310,484	93,802	40,301
Exchange differences	(293)	(36,842)	(6,823)	(5,268)
End of the year year	2,193	274,970	31,012	23,875

	2013
	Sown land – coffee	Sown land – sugarcane	Sown land – crops	Sown land – rice
Beginning of the year	16,211	196,083	41,876	30,836
Initial recognition and changes in fair value of biological assets (i)	(8,331)	(70,982)	24,357	8,339
Decrease due to harvest	—	(154,187)	(122,313)	(48,532)
Decrease due to disposals	(8,213)	—	—	—
Costs incurred during the year	2,586	273,375	98,355	44,457
Exchange differences	(309)	(30,513)	(6,293)	(4,504)
End of the year year	1,944	213,776	35,982	30,596

(i)     Change in unrealized gains or losses for the year included in profit or loss for assets held at the end of the reporting period, under “Initial recognition and changes in fair value of biological assets” amounted to US$ 16,910 loss and US$ 53,222 loss in 2014 and 2013, respectively (see Note 5).

The accompanying notes are an integral part of these consolidated financial statements.

F-50

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

The following significant unobservable inputs were used to measure the Group´s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2014	2013
Sown land – coffee	Coffee yield – tonnes per hectare; Production Costs – US$ per hectare.	-Coffee yield: 1.8-3.0 tn/ha -Production Costs: 6,000-7,000 USS/ha	-Coffee yield: 1.8-3.0 tn/ha -Production Costs: 6,000-8,000 USS/ha	The higher the coffee yield, the higher the fair value. The higher the costs per hectare, the lower the fair value.
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	-Sugarcane yield: 60-90 tn/ha -Sugarcane TRS: 120-147 kg of sugar/ton of cane -Maintenance costs: 402-603 US$/ha -Harvest costs: 10.2-15.4 US$/ton of cane -Leasing costs: 11.5-17.3 tn/ha	-Sugarcane yield: 60-90 tn/ha -Sugarcane TRS: 120-147 kg of sugar/ton of cane -Maintenance costs: 402-603 US$/ha -Harvest costs: 10.2-15.4 US$/ton of cane -Leasing costs: 11.5-17.3 tn/ha

The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.

- Crops yield: 1.8 - 3.0 tn/ha for Wheat, 4.50-7.50 tn/ha for Corn, 1.8 - 3.0 tn/ha for Soybean and 1.7-2.5 for Sunflower
- Commercial Costs: 75-110 US$/ha for Wheat, 175-265 US$/ha for Corn, 65-100 US$/ha for Soybean and 45-70 US$/ha for Sunflower
- Production Costs: 220-325 US$/ha for Wheat, 380-560 US$/ha for Corn, 285-440 US$/ha for Soybean and 330-500 US$/ha for Sunflower

-Crops yield: 2.12-2.83 tn/ha for Wheat, 4.81-6.46 tn/ha for Corn, 1.91-2.49 tn/ha for Soybean and 1.74-2.37 for Sunflower
-Commercial Costs: 66-111 US$/ha for Wheat, 179-297 US$/ha for Corn, 77-124 US$/ha for Soybean and 65-108 US$/ha for Sunflower
-Production Costs: 281-357 US$/ha for Wheat, 410-478 US$/ha for Corn, 285-331 US$/ha for Soybean and 279-341 US$/ha for Sunflower

The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.	-Rice yield: 4.4 -6.8 tn/ha -Commercial Costs: 8-16 US$/ha -Production Costs: 705-1,150 US$/ha	-Rice yield: 5.07-6.82 tn/ha -Commercial Costs: 6-10 US$/ha -Production Costs: 705-1,158 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

As of December 31, 2014, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 73.2 million for sugarcane, US$ 3.1 million for coffee, US$ 1.5 million for crops and US$ 2.9 million for rice.

As of December 31, 2014, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of the Group’s plantations less cost to sell of US$ 29.9 million for sugarcane and US$ 1.4 million for coffee. As of December 31, 2014, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of the Group’s plantations less cost to sell of US$ 3.1 million for crops and US$ 6.3 million for rice.

The accompanying notes are an integral part of these consolidated financial statements.

F-51

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the years ended December 31, 2014, 2013 and 2012:

		% of ownership interest held
Name of the entity	Country of incorporation and operation	December 31, 2014	December 31, 2013	December 31, 2012
CHS AGRO S.A.	Argentina	50%	50%	—
La Lacteo S.A.	Argentina	—	—	50%

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. is a leading farmer-owned energy, grains and foods company based in the United States. The Group holds a 50% interest in CHS AGRO. On October 2014, CHS AGRO finished its sunflower processing plant in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility processes black oil and confectionary sunflower into specialty products such as kernel in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture grows confectionary sunflower on leased farms, while black oil sunflower is originated from third parties. The Group and CHS Inc made capital contribution of approximately US$ 1.4 million and US$ 4 million during 2014 and 2013, respectively, for the construction of the facility.

During 2013, the Group acquired the remaining 50% interest in its joint venture La Lacteo and subsequently sold its 100% interest (see Note 11).

	2014	2013
At the beginning of the year	3,179	2,613
Share of loss	(924)	(1,349)
Exchange differences	(869)	(887)
Capital contribution	1,366	4,172
Disposal of investment (Note 11)	—	(1,370)
At the end of the year	2,752	3,179

The following amounts represent the Group’s share of the assets (including goodwill) and liabilities, and income and expenses of the joint ventures:

	2014	2013
Assets:
Non-current assets	10,137	7,608
Current assets	4,286	4,079
	14,423	11,687
Liabilities:
Non-current liabilities	1,861	5,863
Current liabilities	9,810	2,645
	11,671	8,508
Net assets of joint venture	2,752	3,179

The accompanying notes are an integral part of these consolidated financial statements.

F-52

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Investments in joint ventures (continued)

	2014	2013	2012
Income	482	9,236	1,616
Expenses	(1,406)	(10,556)	(4,377)
Loss after income tax (i)	(924)	(1,320)	(2,761)

(i)     For the year ended December 31, 2013 an amount of US$ (1,101) was presented within “Profit/(loss) for the year from discontinued operations” (2012: US$ (4,040)). See Note 11.

The shares in the joint ventures were not publicly traded for any of the years presented, so they were not listed market prices available.

There are no contingent liabilities relating to the Group’s interest in the joint ventures, and no contingent liabilities of the ventures themselves.

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

11.	Net assets held for sale and discontinued operations

On June 6, 2013, the Group acquired the remaining 50% interest in its joint venture La Lacteo S.A. (“La Lacteo”) for US$ 1, and collected US$ 5.1 million associated with the acquisition.

The acquisition of the remaining 50% in La Lacteo was done exclusively with the view to resale and met the definition of discontinued operation. The Group elected to account for the acquisition applying the short-cut method under IFRS 5. As of the transaction date, it was determined that the fair value less costs to sell of La Lacteo was not significant. The Group’s previously held interest in La Lacteo was remeasured to fair value and the cumulative exchange differences recognized in equity were reclassified to the income statement. At the acquisition date La Lacteo was valued at fair value less costs to sell.

On July 31, 2013, the Group sold its 100% interest in La Lacteo for Argentine Pesos 1. In addition, the Milk Supply Offer Agreement between La Lacteo and Adeco Agropecuaria S.A. (a Group subsidiary) was terminated without penalties.

The net effects of the described transactions resulted in a gain of US$ 2.9 million, recorded in the statement of income within "Profit / (Loss) of the year from discontinued operations".

The accompanying notes are an integral part of these consolidated financial statements.

F-53

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category

The Group classified its financial assets in the following categories:

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Financial assets are classified as current if realization within 12 months is expected. Otherwise, they are classified as non-current. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly derivative financial instruments.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. Loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities.”

	Loans and receivables	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2014
Assets as per statement of financial position
Trade and other receivables	109,821	—	109,821	105,295	215,116
Derivative financial instruments	—	7,966	7,966	—	7,966
Cash and cash equivalents	113,795	—	113,795	—	113,795
Total	223,616	7,966	231,582	105,295	336,877

The accompanying notes are an integral part of these consolidated financial statements.

F-54

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	1,392	74,246	75,638	9,853	85,491
Borrowings (excluding finance lease liabilities) (i)	—	697,926	697,926	—	697,926
Finance leases	—	580	580	—	580
Derivative financial instruments (i)	13,899	—	13,899	—	13,899
Total	15,291	772,752	788,043	9,853	797,896

	Loans and receivables	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2013
Assets as per statement of financial position
Trade and other receivables	89,682	—	89,682	104,750	194,432
Derivative financial instruments	—	4,102	4,102	—	4,102
Cash and cash equivalents	232,147	—	232,147	—	232,147
Total	321,829	4,102	325,931	104,750	430,681

The accompanying notes are an integral part of these consolidated financial statements.

F-55

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	4,819	85,089	89,908	6,008	95,916
Borrowings (excluding finance lease liabilities) (i)	15	659,377	659,392	—	659,392
Finance leases	—	739	739	—	739
Derivative financial instruments (i)	12,600	—	12,600	—	12,600
Total	17,434	745,205	762,639	6,008	768,647

(i)     Effective July 1, 2013,  the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 3).

Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IAS 39. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 21.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
December 31, 2014
Interest income (i)	7,068	—	—	7,068
Interest expense (i)	(44,425)	—	(10,490)	(54,915)
Foreign exchange gains/ (losses) (ii)	(15,733)	(9,300)	15,787	(9,246)
Gain from derivative financial instruments (iii)	—	6,705	—	6,705
Net result	(53,090)	(2,595)	5,297	(50,388)

The accompanying notes are an integral part of these consolidated financial statements.

F-56

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2013
Interest income (i)	6,882	—	—	6,882
Interest expense (i)	(32,162)	—	(17,087)	(49,249)
Foreign exchange gains/ (losses) (ii)	12,550	—	(33,637)	(21,087)
Gain from derivative financial instruments (iii)	—	558	—	558
Net result	(12,730)	558	(50,724)	(62,896)

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2012
Interest income (i)	11,249	—	—	11,249
Interest expense (i)	—	—	(27,672)	(27,672)
Foreign exchange gains/ (losses) (ii)	(15,915)	—	(10,165)	(26,080)
Loss from derivative financial instruments (iii)	—	(4,002)	—	(4,002)
Net result	(4,666)	(4,002)	(37,837)	(46,505)

(i)      Included in “Financial results, net” in the statement of income.

(ii)     Included in “Financial results, net” in the statement of income.

(iii)    Included in “Other operating income, net” and “Financial results, net” in the statement of income.

Determining fair values

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 13. This valuation hierarchy provides for three levels. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2014 and 2013, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

The accompanying notes are an integral part of these consolidated financial statements.

F-57

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The Group does not have financial instruments allocated to this level for any of the years presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2014 and 2013 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	2014	7,026	940	—	7,966
Derivative financial instruments	2013	3,912	190	—	4,102

Liabilities
Derivative financial instruments	2014	(4,224)	(9,675)	—	(13,899)
Derivative financial instruments	2013	(425)	(12,175)	—	(12,600)

There were no transfers within level 1 and 2 during the years ended December 31, 2014 and 2013.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	—	—	1	2,653

Options	Quoted price	—	—	1	149

Options/ OTC	Quoted price	—	Black & Scholes	2	683

Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method	2	257

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(9,675)
					(5,933)

The accompanying notes are an integral part of these consolidated financial statements.

F-58

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net

	2014	2013
Non current
Trade receivables	3,528	4,676
Advances to suppliers	12,149	10,658
Income tax credits	6,759	7,058
Non-income tax credits (i)	18,609	13,941
Judicial deposits	2,545	2,706
Receivable from disposal of subsidiary (Note 16)	3,997	9,202
Cash collateral	—	451
Other receivables	3,003	4,560
Non current portion	50,590	53,252
Current
Trade receivables	65,059	46,326
Receivables from related parties (Note 33)	258	—
Less: Allowance for trade receivables	(527)	(545)
Trade receivables – net	64,790	45,781
Prepaid expenses	6,884	7,786
Advances to suppliers	11,717	16,088
Income tax credits	6,492	5,519
Non-income tax credits (i)	42,685	43,700
Cash collateral	6,329	6,554
Receivable from disposal of subsidiaries (Note 16)	4,451	6,174
Other receivables	21,178	9,578
Subtotal	99,736	95,399
Current portion	164,526	141,180
Total trade and other receivables, net	215,116	194,432

(i)     Includes US$ 4,514 reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

The accompanying notes are an integral part of these consolidated financial statements.

F-59

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

	2014	2013
Currency
US Dollar	45,341	30,054
Argentine Peso	49,876	50,512
Uruguayan Peso	8,385	520
Brazilian Reais	111,514	113,346
	215,116	194,432

As of December 31, 2014 trade receivables of US$ 4,224 (2013: US$ 14,319) were past due but not impaired. The ageing analysis of these receivables indicates that 1,269 and 60 are over 6 months in 2014 and 2013, respectively.

The Group recognizes an allowance for trade receivables when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Delinquency in payments is an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	2014	2013
At January 1	545	588
Charge of the year	192	591
Unused amounts reversed	(83)	(255)
Used during the year	—	(220)
Exchange differences	(127)	(159)
At December 31	527	545

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2014, approximately 65% (2013: 51%) of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 9 well-known multinational companies with good credit quality standing, including but not limited to Bunge Agritrade S.A., Camara de Comercializacao de Energia Electrica CCEE, Ipiranga Produtos de Petroleo S.A., Mastellone Hnos. S.A. and Nestlé Argentina S.A., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The accompanying notes are an integral part of these consolidated financial statements.

F-60

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

The remaining percentage as of December 31, 2014 and 2013 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

14.	Inventories

	2014	2013
Raw materials	35,662	37,859
Finished goods.	65,562	67,689
Stocks held by third parties	3,395	2,824
Others	300	17
	104,919	108,389

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 335,442 for the year ended December 31, 2014 (2013: US$ 272,261 and 2012: US$ 263,978). The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 155,358 for the year ended December 31, 2014 (2013: US$159,936 and 2012: US$ 174,602).

15.	Cash and cash equivalents

	2014	2013
Cash at bank and on hand	104,132	165,362
Short-term bank deposits	9,663	66,785
	113,795	232,147

16.	Disposals

Year ended December 31, 2012

On June 29, 2012, the Group sold its 100% interest in Agricola Ganadera San Jose S.A., a subsidiary whose main assets comprised of farmland, at a consideration of US$ 9.3 million. This transaction resulted in a gain of US$ 8 million recorded in other operating income in the statement of income. As of December 31, 2014, this transaction was fully collected.

On December 27, 2012, the Group disposed of a 51% interest out of the 100% interest held in Santa Regina Agropecuaria S.A. at a consideration of US$ 12.4 million. The main asset of the subsidiary is the Santa Regina farm located in General Villegas, Province of Buenos Aires, Argentina. The Group granted an option to the buyer to acquire the remaining 49% interest on or before June 2014 at US$ 13.1 million. This option was exercised, and the disposal of the 49% generated a gain of US$ 1.2 million. The Group entered into a lease contract with the buyer to use the land for the next two crop years as from May 2013. The sale price was collected US$ 5.2 million in cash and the remaining amount was collected during 2013. The Group evaluated the effect of potential voting rights arising from the option and concluded that the interest retained in Santa Regina represents an available for sale financial asset under IAS 39.

The accompanying notes are an integral part of these consolidated financial statements.

F-61

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Disposals (continued)

The transaction generated a gain for the sale of US$ 9 million. In addition, since the Group ceased to have control over the subsidiary, the retained 49% interest was remeasured to its fair value and a gain of US$ 10.4 million was recognized in the statement of income under "Other operating income, net".

Year ended December 31, 2013

In December 2013, the Group completed the sale of “San Agustín”, a 5,066 hectare farm located in the province of Corrientes, Argentina, for a total consideration of US$17.5 million collected in full as of year-end. This transaction resulted in a gain of US$ 15 million included within “Other operating income, net”.

In October 2013, the Group completed the sale of the San Martin farm for a total price of US$ 8.0 million, equivalent to US$ 2,294 per hectare which was collected in full as of year-end. San Martin is a 3,502 hectare farm located in the province of Corrientes, Argentina. The farm was used for cattle grazing activities and is a subdivision of the Ita Caabo farm acquired by the Group in 2007. This transaction resulted in a gain of US$ 6.5 million included within “Other operating income, net”.

In May 2013, the Group completed the sale of the Mimoso farm (through the sale of the Brazilian subsidiary Fazenda Mimoso Ltda.) and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, the Group entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in Adecoagro’s Rio de Janeiro farm during an 8-year period. Pursuant to the terms of the agreement, we will retain property to these coffee trees, which will still have an estimate useful life of 10 years upon the expiration of the agreement. The total consideration of this operation was a nominal amount of Brazilian Reais 49 million (US$ 24 million), from which Brazilian Reais 12,371 (US$ 6 million) were collected as of December 31, 2014. The remaining amount will be collected in two equal installments in 2015 and 2016. This transaction resulted in a gain of US$ 5.7 million recorded in other operating income in the statement of income.

In June 2013, the Group completed the sale of the remaining 49% interest in Santa Regina S.A., a company whose main underlying asset is the Santa Regina farm. This transaction resulted in a gain of US$ 1.2 million recorded in other operating income in the statement of income.

Year ended December 31, 2014

Sale of 49% of interest in Global Anceo S.L.U. and Global Hisingen S.L.U.

In June, 2014, the Group completed the sale of a 49% interest in Global Anceo S.L.U. and same interest in Global Hisingen S.L.U., companies which main underlying assets were the Guayacanes and La Guarida farms, for an aggregate sale price of US$ 50.5 million. The net proceeds received as of the transaction´s day amounted to US$ 49.4 million.

The sale of the respective equity interests did not result in the loss of control of these companies and therefore the transactions were treated as equity transactions for accounting purposes. The difference between the net proceeds received and the recognition of the non-controlling interest was registered in Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries”. The transaction resulted in an increase of equity attributable to owners of the Company of US$ 25.5 million and also an increase in non-controlling interest of US$ 8.0 million.

The accompanying notes are an integral part of these consolidated financial statements.

F-62

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Shareholders’ contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1 2012	120,533	1,106,805
Employee share options exercised (Note 18)	32	312
Restricted shares vested (Note 18)	—	1,347
Non-controlling interest acquired through exchange of Shares (1)	1,655	15,199
At 31 December 2012	122,220	1,123,663
Employee share options exercised (Note 18) (2)	—	126
Restricted shares and units vested (Note 18)	162	2,963
Purchase of own shares	—	(4,107)
At 31 December 2013	122,382	1,122,645
Employee share options exercised (Note 18) (2)	—	955
Restricted shares and units vested (Note 18)	—	3,444
Purchase of own shares	—	(10,427)
At 31 December 2014	122,382	1,116,617

(1)	During 2012, the Company issued 1,654,752 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 1.36% interest in IFH. After this exchange, the Company holds 100% of IFH interest.
(2)	Treasury shares were used to settle these options and units.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period: repurchases of shares under the program will be made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors. On August 12, 2014 the Board of Directors decided to extend the program for a 12 month-period.

As of December 31, 2014, the Company repurchased 2,343,846 shares under this program, of which 454,165 have been applied to some exercise of the Company’s stock option plan.

The accompanying notes are an integral part of these consolidated financial statements.

F-63

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

The Group recognized aggregate compensation expense of US$ 0.3 million for the year ended December 31, 2014 (2013: US$ 0.1 million; 2012: US$ 0.2 million) related to the options granted under the Option Schemes.

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique.

As of the date of these financial statements all options has already been expensed.

Details of each plan are as follow:

The Adecoagro/ IFH 2004 Stock Incentive Option Plan

This scheme was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are fully vested over a. Options are exercisable over a ten-year period. In may 2014 this period was extended for another ten year-period.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2014		2013		2012
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	6.67	2,061	6.68	2,100	6.68	2,134
Forfeited	8.62	(5)	8.62	(21)	8.62	(2)
Exercised	5,83	(140)	5.83	(17)	6.71	(32)
At December 31	6,71	1,916	6.67	2,062	6.68	2,100

The accompanying notes are an integral part of these consolidated financial statements.

F-64

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year end under the Adecoagro/ IFH 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2014	2013	2012
May 1, 2024	5.83	570	674	674
May 1, 2025	5.83	543	553	553
May 1, 2026	5.83	136	156	173
February 16, 2026	7.11	110	110	110
October 1, 2026	8.62	557	569	590

(i)	On May 2014, the Board of directors decided to extend the expired date of the Plan.

The Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan

This scheme was effectively established in late 2007 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan vest over a 4-year period from the date of grant at 25% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Compensation Committee but under no circumstances the price may be less than 100% of the fair market value of the shares at the date of grant.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2014		2013		2012
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.07	1,751	13.06	2,013	13.06	2,038
Granted	—	—	—	—	—	—
Forfeited	13.40	(22)	13.01	(262)	13.06	(24)
At December 31	13.07	1,729	13.07	1,751	13.06	2,013

The accompanying notes are an integral part of these consolidated financial statements.

F-65

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date:		2014	2013	2012
Dec 1, 2017	12.82	950	963	1,138
Jan 30, 2019	13.40	599	608	687
Nov 1, 2019	13.40	8	8	8
Jan 30, 2020	12.82	26	26	28
Jan 30, 2020	13.40	65	65	71
Jun 30, 2020	13.40	22	22	22
Sep 1, 2020	13.40	44	44	44
Sep 1, 2020	12.82	15	15	15

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2014	3,645
2013	3,769
2012	3,849

During 2014 and 2013, 139,870 options and 17,162 options were exercised under the 2004 Incentive Option Plan, respectively. Accordingly, the Group issued and registered these shares with a nominal value of US$ 1.5.

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares under the Restricted Share or Restricted Stock Units Plan vested over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For this plan, there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted unit shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 1,801,038. On March 17, 2015, the Board of Director increased this amount in 673,663 of shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5, which were granted under the Restricted Share Plan. All restricted shares has already vested.

The accompanying notes are an integral part of these consolidated financial statements.

F-66

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

At December 31, 2014, the Group recognized compensation expense US$ 3.6 million related to the restricted shares granted under the Restricted Share Plan (2013: US$ 3.7 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2012	May 15, 2012	Apr 1, 2013	May 15, 2013	Apr 1, 2014	May 15, 2014
Fair value	9.81	9.33	8.08	7.48	7.92	8.72
Possibility of ceasing employment before vesting	3%	0%	5%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2014	2014	2013	2013
At January 1	109	699	234	515
Granted (1)	—	480	—	362
Forfeited	(3)	(21)	(6)	(10)
Vested	(106)	(297)	(119)	(169)
At December 31	—	861	109	699

(1) Approved by the Board of Directors of March 19, 2013 and the Shareholders Meeting of April 17, 2013.

During 2014 and 2013, 1,676 restricted shares and 5,827 restricted shares became forfeited, respectively, and were returned to the Group. These restricted shares are held by the Group as treasury shares and presented within “Treasury shares” in the statement of changes in shareholders’ equity.

19.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.

Legal and other reserves amount to US$ 44,788 as of December 31, 2014 (2013: US$ 38,549) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP.  No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2014, but the Company has distributable reserves in excess of US$ 914,135.

The accompanying notes are an integral part of these consolidated financial statements.

F-67

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Trade and other payables

	2014	2013
Non-current
Payable from acquisition of property, plant and equipment (i)	2,084	2,605
Other payables	307	346
	2,391	2,951
Current
Trade payables	70,269	84,009
Advances from customers	5,636	2,900
Amounts due to related parties (Note 33)	—	1,069
Taxes payable	4,217	3,108
Escrows arising on business combinations (Note 32)	316	1,030
Other payables	2,662	849
	83,100	92,965
Total trade and other payables	85,491	95,916

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

21.	Borrowings

	2014	2013
Non-current
Bank borrowings	491,031	511,753
Obligations under finance leases	293	411
	491,324	512,164
Current
Bank overdrafts	7,789	5,750
Bank borrowings	199,106	141,889
Obligations under finance leases	287	328
	207,182	147,967
Total borrowings	698,506	660,131

As of December 31, 2014, total bank borrowings include collateralized liabilities of US$ 640,034 (2013: US$ 625,533). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The accompanying notes are an integral part of these consolidated financial statements.

F-68

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	2014	2013
Fixed rate:
Less than 1 year	95,524	56,932
Between 1 and 2 years	45,518	38,393
Between 2 and 3 years	41,685	37,762
Between 3 and 4 years	25,809	29,467
Between 4 and 5 years	39,992	27,803
More than 5 years	87,219	75,745
	335,747	266,102
Variable rate:
Less than 1 year	111,371	90,707
Between 1 and 2 years	130,426	107,392
Between 2 and 3 years	80,199	100,949
Between 3 and 4 years	13,154	54,212
Between 4 and 5 years	7,346	12,586
More than 5 years	19,683	27,444
	362,179	393,290
	697,926	659,392

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2015 and September 2024 and bear either fixed interest rates ranging from 2.00% to 14.13% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.46% to 15.59% per annum. At December 31, 2014 LIBOR (six months) was 0.37% (2013: 0.28%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2015 and November 2019 and bear either fixed interest rates ranging from 4.50% and 7.00% per annum for those borrowings denominated in US dollar, and fixed interest rates ranging from 9,90% and 15,01% per annum for those borrowings denominated in argentine pesos.

The accompanying notes are an integral part of these consolidated financial statements.

F-69

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant Date	Nominal amount	Capital Outstanding			Maturity date	Annual Interest Rate
			2014		2013
		(In millions)	Millions of Reais	Millions of equivalent Dollars	Millions of equivalent Dollars
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	R$ 151	62.8	23.6	34.7	April 2018	Partially Long-Term Interest Rate (TJLP), as disclosed by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 4.05%
Banco Do Brasil (2)	July 2010	R$ 70	48.1	18.1	24.6	July 2020	10% with 15% of bonus performance
BTG Pactual / HSBC / Votorantim / Rabobank (3)	May 2012	R$ 230	76.7	28.9	65.4	December 2015	CDI + 3.6%
Bradesco (4)	May 2012	US$ 11.7	-	7.8	11.7	December 2016	7.20%
Banco Do Brasil (5)	October 2012	R$ 130	130.0	48.9	55.5	November 2022	2.94% per annum with 15% of bonus performance
Itau BBA (6)	December 2012	R$ 45.9	41.7	15.7	19.0	December 2022	2.50%
Itau BBA (7)	March 2013	R$ 75	36.3	13.7	32.0	March 2019	CDI + 3.2%
ING / ABN /Bladex Loan (8)	July 2013	US$ 70	-	28.0	70.0	December 2016	LIBOR 6M plus 4.5%
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (9)	September 2013	US$ 90	-	72.0	90.0	July 2017	LIBOR 3M plus 4.75%
Banco do Brasil / Itaul BBA Finem Loan (10)	September 2013	R$ 273	253.6	95.5	58.9	January 2023	5.69%
BNDES Finem Loan (11)	November 2013	R$ 215	208.0	78.3	25.6	January 2023	3.23%
ING / Bradesco / HSBC / BES / ICBC / Hinduja Bank / Monte Dei Paschi / Banco da China / Bladex (12)	March 2014	US$ 100	-	100.0	-	December 2017	LIBOR 3M plus 4.20%

(1)	Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S/A; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

(2)	Collateralized by (i) a first degree mortgage of the Sapálio farm, (ii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

(3)	Collateralized by (i) a first-degree mortgage of the Dom Fabrício and Nossa Senhora Aparecida farms, (ii) pledge of sugarcane and (iii) sales contracts.

(4)	Collateralized by (i) liens over the Monte Alegre mill and equipment, all of which are property of Usina Monte Alegre

(5)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Sapálio farm, (iii) liens over the Ivinhema mill and equipment.

(6)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) a second degree mortgage of the Sapálio farm and (iv) liens over the Ivinhema mill and equipment.

(7)	Collateralized by power sales contract.

(8)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts

(9)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.

(10)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) a second degree mortgage of the Sapálio farm and (iv) liens over the Ivinhema mill and equipment.

(11)	Collateralized by (i) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema and (ii) power sales contracts.

(12)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.

The accompanying notes are an integral part of these consolidated financial statements.

F-70

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

The abovementioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

During 2014 and 2013 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 20 million tranche (“Tranche A”) and a five-year US$ 60 million tranche (“Tranche B”) with a final maturity in November 2018 and 2016, respectively. Tranche A bore interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum. The Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$ 24.77 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over US$ 3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina.

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2014 and 2013 the Group was in compliance with all financial covenants.

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2014	2013
Currency
US Dollar	320,638	257,283
Brazilian Reais	362,733	372,058
Argentine Peso	15,135	30,775
Uruguayan Peso	—	15
	698,506	660,131

The accompanying notes are an integral part of these consolidated financial statements.

F-71

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation

Adecoagro is subject to the applicable general tax regulations in Luxembourg.

The Group’s income tax has been calculated on the estimated assessable taxable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group are required to calculate their income taxes on a separate basis according to the rules and regulations of the jurisdictions where they operate. Therefore, the Group is not legally permitted to compensate subsidiaries’ losses against subsidiaries’ income. The details of the provision for the Group’s consolidated income tax are as follows:

	2014	2013	2012
Current income tax	(124)	(979)	(1,377)
Deferred income tax	(5,982)	10,256	6,813
Income tax (expense) / benefit	(6,106)	9,277	5,436

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%

Argentine income tax law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of December 31, 2014, the Company did not record any liability on retained earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on the Group’s common shares in the foreseeable future.

Deferred income tax liabilities of US$ 1.00 million have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are permanently reinvested. Unremitted earnings totaled US$ 9.96 million at December 31, 2014.

Deferred tax assets and liabilities of the Group as of December 31, 2014 and 2013, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2014	2013
Deferred income tax asset to be recovered after more than 12 months	75,635	75,668
Deferred income tax asset to be recovered within 12 months	10,110	17,692
Deferred income tax assets	85,745	93,360
Deferred income tax liability to be settled after more than 12 months	(77,305)	(97,509)
Deferred income tax liability to be settled within 12 months	(2,478)	(5,106)
Deferred income tax liability	(79,783)	(102,615)
Deferred income tax assets / (liabilities), net	5,962	(9,255)

The gross movement on the deferred income tax account is as follows:

The accompanying notes are an integral part of these consolidated financial statements.

F-72

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

	2014	2013	2012
Beginning of year	(9,255)	(39,997)	(55,908)
Exchange differences	7,050	12,259	8,741
Disposal of subsidiary (Note 16)	—	201	357
Tax charge relating to cash flow hedge (i)	14,149	8,026	—
Income tax (expense) / benefit	(5,982)	10,256	6,813
End of year	5,962	(9,255)	(39,997)

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 53,584 for the year ended December 31, 2014.

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Biological assets	Others	Total
At January 1, 2012	96,051	16,486	1,483	114,020
Charged/(credited) to the statement of income	(601)	3,951	13,277	16,627
Acquisition of subsidiary	(357)	—	—	(357)
Exchange differences	(11,684)	(1,644)	(407)	(13,735)
At December 31, 2012	83,409	18,793	14,353	116,555
(Credited)/charged to the statement of income	12,590	(4,394)	2,864	11,060
Disposal of subsidiary	(622)	—	—	(622)
Exchange differences	(18,339)	(3,247)	(2,792)	(24,378)
At December 31, 2013	77,038	11,152	14,425	102,615
(Credited) /charged to the statement of income	(6,446)	(960)	6,014	(1,392)
Exchange differences	(16,367)	(2,137)	(2,936)	(21,440)
At December 31, 2014	54,225	8,055	17,503	79,783

The accompanying notes are an integral part of these consolidated financial statements.

F-73

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

Deferred income tax assets	Provisions	Tax loss carryforwards	Equity-settled share-based compensation	Biological Assets	Others	Total
At January 1, 2012	5,068	40,645	5,959	3,039	3,401	58,112
Charged/(credited) to the statement of income	1,033	21,652	757	(302)	300	23,440
Exchange differences	(530)	(3,880)	—	(236)	(348)	(4,994)
At December 31, 2012	5,571	58,417	6,716	2,501	3,353	76,558
Charged/(credited) to the statement of income	1,161	13,200	(299)	2,922	4,332	21,316
Disposal of subsidiary	—	(421)	—	—	—	(421)
Tax charge relating to cash flow hedge	—	8,347	—	—	—	8,347
Exchange differences	(905)	(9,923)	—	(549)	(1,063)	(12,440)
At December 31, 2013	5,827	69,620	6,417	4,874	6,622	93,360
Charged/(credited) to the statement of income	(3,745)	(2,636)	(522)	(1,568)	1,097	(7,374)
Tax charge relating to cash flow hedge	—	14,149	—	—	—	14,149
Exchange differences	(313)	(12,780)	—	(397)	(900)	(14,390)
At December 31, 2014	1,769	68,353	5,895	2,909	6,819	85,745

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2014, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

As of December 31, 2014, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	28,035	5 years
Uruguay	2,098	5 years
Brazil	194,621	No expiration date

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 3.8 million in respect of losses amounting to US$ 11.2 that can be carried forward against future taxable income. These losses do not expire.

The accompanying notes are an integral part of these consolidated financial statements.

F-74

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2014	2013	2012
Tax calculated at the tax rates applicable to profits in the respective countries	(3,374)	13,094	(959)
Non-deductible items	(441)	(2,398)	(1,978)
Utilization of tax losses	—	—	2,845
Tax losses where no deferred tax asset was recognized	(2,383)	(3,811)	—
Non-taxable income	199	2,319	5,744
Others	(107)	73	(216)
Income tax (expense) / benefit	(6,106)	9,277	5,436

23.	Payroll and social security liabilities

	2014	2013
Non-current
Social security payable	1,278	1,458
	1,278	1,458
Current
Salaries payable	6,322	5,782
Social security payable	3,898	3,849
Provision for vacations	12,364	11,481
Provision for bonuses	4,731	5,027
	27,315	26,139
Total payroll and social security liabilities	28,593	27,597

The accompanying notes are an integral part of these consolidated financial statements.

F-75

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Onerous contracts	Total
At January 1, 2013	2,634	54	44	2,732
Additions	1,811	62	2,766	4,639
Used during year	(1,123)	(114)	(2,683)	(3,920)
Exchange differences	(490)	(2)	(9)	(501)
At December 31, 2013	2,832	—	118	2,950
Additions	1,283	—	3,779	5,062
Used during year	(899)	—	(3,841)	(4,740)
Exchange differences	(487)	—	(48)	(535)
At December 31, 2014	2,729	—	8	2,737

Analysis of total provisions:

	2014	2013
Non current	2,013	2,293
Current	724	657
	2,737	2,950

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 24.07 million and US$ 19.11 as of December 31, 2014 and 2013, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

F-76

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Sales

	2014	2013	2012
Sales of manufactured products and services rendered:
Rice	99,339	101,906	89,062
Ethanol	165,870	150,382	121,544
Sugar	174,459	133,597	134,766
Energy	66,800	32,463	25,649
Powder milk	2,948	—	—
Services	2,093	2,929	3,575
Operating Leases	1,593	3,446	4,780
Others	25	584	150
	513,127	425,307	379,526
Sales of agricultural produce and biological assets:
Soybean	79,515	68,850	66,721
Cattle for dairy	2,553	2,244	1,634
Other cattle	—	616	623
Corn	69,636	79,277	67,915
Cotton	9,081	6,119	16,489
Milk	27,467	28,417	17,234
Wheat	7,669	20,379	30,611
Coffee	—	439	8,363
Sunflower	10,016	8,030	7,887
Sorghum	84	146	875
Rice	1,117	—	—
Barley	1,150	1,419	4,220
Seeds	1,244	2,617	2,294
Others	307	764	308
	209,839	219,317	225,174
Total sales	722,966	644,624	604,700

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 31.5 million as of December 31, 2014 (2013: US$ 49.7 million; 2012: US$ 75 million) comprised primarily of 801 tons of sugar (US$ 0.7 million), 14,952 m3 of ethanol (US$ 8.1 million), 40,577 tons of soybean (U$S 11.8 million), 270 tons of cotton (US$ 0.3 million), 5,171 tons of wheat (US$ 1.2 million), 32,851 tons of corn (US$ 4.6 million) and 12,600 tons of sunflower (US$ 4.8) which expire between January 2015 and July 2015.

The accompanying notes are an integral part of these consolidated financial statements.

F-77

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Expenses by nature

The Group presented the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of manufactured products sold and services rendered”, “cost of agricultural produce sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2014	2013	2012
Cost of agricultural produce and biological assets sold	185,378	191,213	194,107
Raw materials and consumables used in manufacturing activities	191,827	158,352	159,968
Services	14,046	14,201	18,670
Salaries and social security expenses (Note 27)	66,775	61,019	63,089
Depreciation and amortization	89,656	68,432	54,468
Taxes (*)	3,689	4,836	2,102
Maintenance and repairs	12,722	10,085	10,815
Freights	46,499	37,909	35,470
Export taxes / selling taxes	34,550	34,410	32,683
Fuel and lubricants	10,225	8,603	7,625
Lease expense and similar arrangements (**)	2,473	2,610	3,200
Others	19,000	21,329	23,248
Total expenses by nature	676,840	612,999	605,445

(*) Excludes export taxes and selling taxes.

(**) Relates to various cancellable operating lease agreements for office and machinery equipment.

For the year ended December 31, 2014, an amount of US$ 335,442 is included as “cost of manufactured products sold and services rendered” (2013: US$ 272,261; 2012: US$ 263,978); an amount of US$ 209,839 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2013: US$219,317; 2012: US$ 225,174); an amount of US$ 52,695 is included in “general and administrative expenses” (2013: US$ 53,352; 2012: US$ 57,691); and an amount of US$ 78,864 is included in “selling expenses” as described above (2013: US$68,069; 2012: US$ 58,602).

27.	Salaries and social security expenses

	2014	2013	2012
Wages and salaries	48,287	42,291	43,519
Social security costs	14,621	14,925	15,432
Equity-settled share-based compensation	3,867	3,803	4,138
	66,775	61,019	63,089
Number of employees	8,109	7,494	7,051

The accompanying notes are an integral part of these consolidated financial statements.

F-78

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Other operating income, net

	2014	2013	2012
Gain from the sale of subsidiaries (Note 16)	—	779	27,513
Gain from disposal of farmland and other assets (Note 16)	—	26,434	—
Gain from commodity derivative financial instruments	9,937	19,586	1,821
Loss from onerous contracts – forwards	(157)	(292)	(2,302)
Gain from disposal of other property items	985	670	882
Gain from disposal of financial assets(Note 16)	—	1,188	—
Others	1,212	1,285	3,183
	11,977	49,650	31,097

29.	Financial results, net

	2014	2013	2012
Finance income:
- Interest income	7,068	6,882	11,249
- Other income	223	352	289
Finance income	7,291	7,234	11,538

Finance costs:
- Interest expense	(54,915)	(49,249)	(27,672)
- Cash flow hedge – transfer from equity	(12,031)	(2,560)	—
- Foreign exchange losses, net	(9,246)	(21,087)	(26,080)
- Taxes	(3,731)	(3,815)	(4,265)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(3,232)	(19,028)	(5,823)
- Other expenses	(3,317)	(3,177)	(2,814)
Finance costs	(86,472)	(98,916)	(66,654)
Total financial results, net	(79,181)	(91,682)	(55,116)

The accompanying notes are an integral part of these consolidated financial statements.

F-79

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 16).

	2014	2013	2012

Profit / (Loss) from continuing operations attributable to equity holders of the Group	2,518	(27,597)	13,488
Profit/(Loss) from discontinued operations attributable to equity holders of the Group	—	1,767	(40,91)
Weighted average number of shares in issue (thousands)	120,562	122,302	121,365
Basic earnings / (loss) per share from continuing operations	0.021	(0.226)	0.111
Basic earnings / (loss) per share from discontinued operations	—	0.014	(0.034)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: equity-settled share options. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2014, there were 1,729 thousands (2013: 2,431 thousands; 2012: 2,528 thousands) share options outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2014	2013	2012

Profit / (Loss) from continuing operations attributable to equity holders of the Group	2,518	(27,597)	13,488
Profit /(Loss) from discontinued operations attributable to equity holders of the Group	—	1,767	(40,91)
Weighted average number of shares in issue (thousands)	120,562	122,302	121,365
Adjustments for:
- Employee share options and restricted units (thousands)	1,055	807	1,104
Weighted average number of shares for diluted earnings per share (thousands)	121,617	123,109	122,469
Diluted earnings / (loss) per share from continuing operations	0.021	(0.226)	0.111
Diluted earnings / (loss) per share from discontinued operations	—	0.014	(0.034)

The accompanying notes are an integral part of these consolidated financial statements.

F-80

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases various offices and machinery under cancellable operating lease agreements which involve no significant amount.

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 12.82 million for the year ended December 31, 2014 (2013: US$ 17.85 million; 2012: US$ 17.60 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the consolidated income statement is directly affected by the lease expense that has been capitalized.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2014	2013
No later than 1 year	5,180	10,313
Later than 1 year and no later than 5 years	105	6,090
Thereafter	—	—
	5,285	16,403

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 65 million for the year ended December 31, 2014 (2013: US$ 150 million; 2012: US$ 30.4 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment.

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	2014	2013
Not later than one year	287	328
Later than one year and not later than five years	293	411
	580	739
Future finance charges on finance leases	—	—
Present value of finance lease liabilities	580	739

The accompanying notes are an integral part of these consolidated financial statements.

F-81

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements (continued)

The present value of finance lease liabilities is as follows:

	2014	2013
Not later than one year	287	328
Later than one year and not later than five years	293	411
	580	739

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2014 was 8.77% (2013: 13.23%).

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2014	2013	2012
Rental income	1,523	3,446	4,735

The future minimum rental payments receivable under cancellable leases are as follows:

	2014	2013
No later than 1 year	1,486	1,458
Later than 1 year and no later than 5 years	2,626	3,417
Thereafter	—	553
	4,112	5,428

In September 2013, Marfrig Argentina S.A., (“Marfrig Argentina”), an argentine subsidiary of Marfrig Alimentos S.A. (“Marfrig Alimentos") a Brazilian Company, notified the Group of their intention to early terminate the lease agreement entered into with the Group on December 2009 for grazing land. The termination of the lease agreement was effective in the fourth quarter of 2013. The Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos in 2014 claiming unpaid invoices and indemnification for early termination for US$ 23,000,000.

Finance leases:

The Group does not act as a lessor in connection with finance leases.

The accompanying notes are an integral part of these consolidated financial statements.

F-82

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2014 and 2013:

			2014	2013
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.84%	99.84%
Cavok S.A.	(a)	Argentina	—	—
Establecimientos El Orden S.A.	(a)	Argentina	—	—
Bañado del Salado S.A.	(a)	Argentina	—	—
Agrícola Ganadera San José S.A.	(a)	Argentina	(i)	(i)
Santa Regina S.A.	(a)	Argentina	(iii)	(iii)
Agro Invest S.A.	(a)	Argentina	—	—
Forsalta S.A.	(a)	Argentina	—	—
Dinaluca S.A.	(a)	Argentina	—	—
Simoneta S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema Ltda.	(b)	Brazil	—	—
Adecoagro Commodities Ltda.	(b)	Brazil	—	—
Usina Monte Alegre Ltda.	(b)	Brazil	—	—
Fazenda Mimoso Ltda.	(c)	Brazil	(ii)	(ii)
Kelizer S.A.	(a)	Uruguay	—	—
Agroglobal S.A. (f.k.a. Adecoagro Uruguay S.A.)	(a)	Uruguay	—	—
Holdings companies:
Adeco Brasil Participações S.A.	—	Brazil	—	—
International Farmland Holdings LP	—	United States	—	—
Adecoagro LP	—	United States	—	—
Ladelux S.C.A.	—	Uruguay	—	—
Spain Holding Companies (d)	—	Spain	—	—
Global Anceo S.L.U. (Note 16)	—	Spain	51%	—
Global Hisingen S.L.U. (Note 16)	—	Spain	51%	—
Ona Ltd.	—	Malta	—	—
Toba Ltd.	—	Malta	—	—

(a) Mainly crops, rice, cattle and others

(b) Mainly sugarcane, ethanol and energy

(c) Mainly coffee

(d) Comprised by: Kadesh España S.L.U.; Leterton España S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Seward S.L.U.; Global Acamante S.L.U.; Global Carelio S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Tezas S.L.U.; Peak City S.L.U.

The accompanying notes are an integral part of these consolidated financial statements.

F-83

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Group companies (continued)

(i)	In June 2012, the Group completed the sale of Agricula Ganadera San José S.A. (Note 16).
(ii)	In May 2013, the Group completed the sale of Fazenda Mimoso Ltda. (Note 16).
(iii)	In June 2013, the Group completed the sale of Santa Regina S.A. (Note 16).

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

33.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2014	2013	2012	2014	2013

Grupo La Lácteo	Joint venture	Sales of goods	—	7,432	8,231	—	—
		Purchases of goods	—	(25)	53	—	—
		Interest income	—	33	377	—	—
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(2,854)	(2,650)	(4,215)	—	—
		Receivables from related parties (Note 13)	—	—	—	258	—
		Payables (Note 20)	—	—	—	—	(667)
Directors and senior management	Employment	Compensation selected employess	(7,439)	(7,367)	(7,367)	(16,876)	(17,472)

CHS Agro	Joint venture	Purchases of goods	—	402	—	—	—
		Payables (Note 20)	—	—	—	—	(402)
		Sales of goods	2,824	—	—	—	—
		Services	70	—	—	—	—
		Interest income	49	—	—	—	—

 (i) Shareholders of the Company.

(ii) Relates to agriculture partnership agreements (“parceria”).

(iii) One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.

The accompanying notes are an integral part of these consolidated financial statements.

F-84